UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 12, 2013 entitled “Grupo Financiero Santander México will report 2Q13 results after market close on July 30, 2013”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: July 12, 2013

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO WILL REPORT 2Q13 RESULTS
AFTER MARKET CLOSE ON JULY 30, 2013

Mexico City, Mexico, July 12, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander Mexico”), one of the leading financial groups in Mexico, announced today that to align its reporting date with its parent company, Banco Santander S.A., it will release its fiscal second quarter 2013 financial results after market close on Tuesday, July 30, 2013, which is after the reporting deadline of July 26, 2013 established by the Mexican National Banking and Securities Commission (“CNBV”).

A conference call will be held on July 31, 2013 at 10:00 am U.S. ET (9:00 am Mexico City Time). The conference call can be accessed by dialing 1-888-208-1427 (U.S./Canada) or 1-913-312-0665 (International) and entering pass code 5382576.

A simultaneous webcast of the conference call will be available at the company’s IR site https://viavid.webcasts.com/starthere.jsp?ei=1019473. A presentation will also be available for download from the company’s IR site after the market close on July 30, 2013.

A telephonic replay of the conference call will be available between 1:00 pm ET on July 31 and 11:59 pm EST on August 7, 2013. The replay can be accessed by dialing 1-877-870-5176 or for international callers 1-858-384-5517. The passcode for the replay is 5382576. The audio of the conference call will also be archived on the Company’s website at www.santander.com.mx

About Grupo Financiero Santander México
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2013, Santander Mexico had total assets of Ps.856.8 billion under Mexican GAAP and more than 10.0 million customers. Headquartered in Mexico City, the Company operates 967 branches and 226 offices nationwide and has a total of 13,498 employees.

Investor Relations Contact
Gerardo Freire
+ (5255) 52691827
investor@santander.com.mx

 GRUPO FINANCIERO SANTANDER MÉXICO